CONTACT:
MEDIA: Janet Ko
(905) 267-4226 janet.ko@mdsinc.com

INVESTORS: Catherine Love
 (905) 267-4230 catherine.love@mdsinc.com

For Immediate Release:

MDS Inc. Completes Divestiture of MDS Analytical Technologies

TORONTO, CANADA, February 1, 2010 – MDS Inc. (TSX: MDS; NYSE: MDZ), a leading provider of products and services to the global life sciences markets, today announced that it has completed the divestiture of its MDS Analytical Technologies business to Danaher Corporation (NYSE: DHR) for $650 million in cash.
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“The divestiture of the MDS Analytical Technologies business marks a significant milestone in the Company’s repositioning strategy and enables a subtantial return of proceeds from the sale to shareholders,” said Steve West, Chief Executive Officer, MDS Inc.

Proceeds from the Sale
MDS intends to return approximately $400 million to $450 million of the sale proceeds to shareholders by way of a share buyback through a Substantial Issuer Bid.  The Company currently expects to initiate a Substantial Issuer Bid within the next 30 days.

Changes to Capital Structure
Concurrent with the closing of the sale, MDS has initiated actions to terminate its undrawn C$500 million revolving credit facility and to retire all outstanding Senior Unsecured Notes at a cost of approximately $223 million including principal, interest and make whole payments by February 3, 2010.  The Company also deposited approximately $20 million in cash collateral to support existing letters of credit.

MDS Strategic Repositioning
Background materials pertaining to the new strategic direction for MDS Inc. can be found on MDS Inc.’s Website at http://www.mdsinc.com/strategic_repositioning_of_mds/index.asp.

About MDS
MDS Inc. (TSX: MDS; NYSE: MDZ) is a global life sciences company that provides market-leading products and services that customers need for the development of drugs and the diagnosis and treatment of disease. MDS Inc. is a leading global provider of innovative technologies for use in medical imaging and radiotherapeutics, sterilization, and pharmaceutical contract research.   MDS has more than 2,400 highly skilled people in nine countries. Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day.

SOURCE: MDS